Exhibit 99.1

Codere Online Reports Favorable AGM Results and Welcomes Michal Elimelech to Board of Directors

Luxembourg, June 22, 2023 – (GLOBE NEWSWIRE) Codere Online (Nasdaq: CDRO / CDROW, “the Company”), a leading online gaming operator in Spain and Latin America, today announced the favorable resolution of all 20 agenda items at the Annual General Meeting (AGM) held today at the registered office of the Company, including the appointment of Michal Elimelech as a new member of the Board of Directors.

Ms. Elimelech will be replacing Oscar Iglesias as one of four directors nominated by Codere Newco S.A. The Board extends its sincere appreciation to Mr. Iglesias for his valuable contribution and dedication during his tenure as Board member and looks forward to continue working with him in his current executive role as CFO of Codere Online.

Patrick Ramsey, Chairman of the Board of Directors, stated “the approval of all AGM resolutions by shareholders underscores their confidence in Codere Online's strategic direction and future prospects. On behalf of the Board, I want to express our gratitude to shareholders for their continued support and participation in shaping the Company's journey.”

Michal Elimelech, a seasoned executive with an extensive background in the gaming industry, joins as the newest Board member. Ms. Elimelech brings an over 15 year track record at 888 Holdings, including key VP positions such as Head of US Marketing, Head of Bingo, and Head of Developed Markets EMEA, where she had full P&L responsibility across Europe, including Germany, the UK and Scandinavian markets. She most recently served as COO of Passiflora and CMO of Space Ape Games.

During her time at 888 Holdings, Ms. Elimelech played an instrumental role in the company’s successful expansion into the highly regulated US market, navigating complex environments, driving customer acquisition through multiple channels and leading full scale customer conversion and retention activities through a dedicated CRM team.

Mr. Ramsey further added “we are thrilled to have Michal join our Board. Her experience in digital marketing and expanding businesses into new markets is a perfect fit for Codere Online as it continues to pursue its growth plans in Spain and Latin America.”

Changes to Board Committees

In the Board of Directors meeting that preceded the AGM today, the following changes were approved:

•	Appointment of Borja Fernández as Chairman of the Audit Committee (previously a non-voting observer), replacing Dr. Martin M. Werner, who will remain a member of said committee.

•	Establishment of the Compliance Committee as a formal Board committee (previously an advisory one), with the following composition:

o	Mr. Patrick Ramsey – as member and Chairman

o	Ms. Michal Elimelech – as member

o	Mr. Rafael Catalá – as member

o	Mr. Mark Dunn – as member

o	Ms. Yaiza Rodríguez – as member

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Forward-Looking Statements

Certain statements in this document may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S.A. and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue; any prospective and illustrative financial information; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Trademarks

This document may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Contacts:

Investors and Media

Guillermo Lancha

Director, Investor Relations and Communications

Guillermo.Lancha@codere.com

(+34)-628-928-152